UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                               (Amendment No. __)*

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              XCYTE THERAPIES, INC.
                              ---------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    98389F309
                                    ---------
                                 (CUSIP Number)


                                December 31, 2005
--------------------------------------------------------------------------------
             (Date of Event That Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1(b)

         |X|      Rule 13d-1(c)

         |_|      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  98389F309                                          Page 2 of 14 Pages



--------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of
        Above Persons

         Alta Partners
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group               (a)
                                                                     (b) X

--------------------------------------------------------------------------------
  (3)    SEC Use Only


--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         California
--------------------------------------------------------------------------------
                     Please see Attachment A and Footnote 1

                        (5)      Sole Voting Power                   -0-
Number Of Shares
Beneficially Owned      (6)      Shared Voting Power                 1,567,929
By Each Reporting                  Please see Attachment A and Footnote 1
Person With
                        (7)      Sole Dispositive Power              -0-

                        (8)      Shared Dispositive Power            1,567,929
                                   Please see Attachment A and Footnote 1

--------------------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         1,567,929         Please see Attachment A and Footnote 1
--------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         6.18%             Please see Attachment A and Footnote 1
--------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  IA
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Footnote 1:  Includes  1,117,439  shares of Common  Stock and  97,766  shares of
             Convertible Exchangeable Preferred Stock (convertible into 416,023 shares of Common Stock) beneficially owned by Alta California Partners, L.P., and 24,961 shares of Common Stock, and 2,234 shares of Convertible Exchangeable Preferred Stock (convertible into 9,506 shares of Common Stock) beneficially owned by Alta Embarcadero Partners, LLC. Please see Attachment A.

CUSIP No. 98389F309                                           Page 3 of 14 Pages



--------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of
        Above Persons

         Alta California Partners, L. P.
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group               (a)
                                                                     (b) X

--------------------------------------------------------------------------------
  (3)    SEC Use Only


--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
                     Please see Attachment A and Footnote 1

Number Of Shares        (5)      Sole Voting Power                   -0-
Beneficially Owned
By Each Reporting       (6)      Shared Voting Power                 1,567,929
Person With                        Please see Attachment A and
Footnote 1
                        (7)      Sole Dispositive Power              -0-

                        (8)      Shared Dispositive Power 1,567,929
                                   Please see Attachment A and Footnote 1

--------------------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         1,567,929         Please see Attachment A and Footnote 1
--------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         6.18%             Please see Attachment A and Footnote 1
--------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  PN
--------------------------------------------------------------------------------


Footnote 1:  Includes  1,117,439  shares of Common  Stock and  97,766  shares of
             Convertible Exchangeable Preferred Stock (convertible into 416,023 shares of Common Stock) beneficially owned by Alta California Partners, L.P., and 24,961 shares of Common Stock, and 2,234 shares of Convertible Exchangeable Preferred Stock (convertible into 9,506 shares of Common Stock) beneficially owned by Alta Embarcadero Partners, LLC. Please see Attachment A.

CUSIP No. 98389F309                                           Page 4 of 14 Pages



--------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of
        Above Persons

         Alta California Management Partners, L.P.
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group               (a)
                                                                     (b) X

--------------------------------------------------------------------------------
  (3)    SEC Use Only


--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
                     Please see Attachment A and Footnote 1

Number Of Shares        (5)      Sole Voting Power                   -0-
Beneficially Owned
By Each Reporting       (6)      Shared Voting Power                 1,567,929
Person With                        Please see Attachment A and Footnote
1
                        (7)      Sole Dispositive Power              -0-

                        (8)      Shared Dispositive Power            1,567,929
                                   Please see Attachment A and Footnote 1

--------------------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         1,567,929         Please see Attachment A and Footnote 1
--------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         6.18%             Please see Attachment A and Footnote 1
--------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  PN
--------------------------------------------------------------------------------

Footnote 1:  Includes  1,117,439  shares of Common  Stock and  97,766  shares of
             Convertible Exchangeable Preferred Stock (convertible into 416,023 shares of Common Stock) beneficially owned by Alta California Partners, L.P., and 24,961 shares of Common Stock, and 2,234 shares of Convertible Exchangeable Preferred Stock (convertible into 9,506 shares of Common Stock) beneficially owned by Alta Embarcadero Partners, LLC. Please see Attachment A.

CUSIP No. 98389F309                                           Page 5 of 14 Pages



--------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of
        Above Persons

         Alta Embarcadero Partners, LLC
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group               (a)
                                                                     (b) X

--------------------------------------------------------------------------------
  (3)    SEC Use Only


--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         California
--------------------------------------------------------------------------------
                     Please see Attachment A and Footnote 1

Number Of Shares        (5)      Sole Voting Power                   -0-
Beneficially Owned
By Each Reporting       (6)      Shared Voting Power                 1,567,929
Person With                        Please see Attachment A and Footnote 1

                        (7)      Sole Dispositive Power              -0-

                        (8)      Shared Dispositive Power            1,567,929
                                   Please see Attachment A and Footnote 1

--------------------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         1,567,929         Please see Attachment A and Footnote 1
--------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         6.18%             Please see Attachment A and Footnote 1
--------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  CO
--------------------------------------------------------------------------------

Footnote 1:  Includes  1,117,439  shares of Common  Stock and  97,766  shares of
             Convertible Exchangeable Preferred Stock (convertible into 416,023 shares of Common Stock) beneficially owned by Alta California Partners, L.P., and 24,961 shares of Common Stock, and 2,234 shares of Convertible Exchangeable Preferred Stock (convertible into 9,506 shares of Common Stock) beneficially owned by Alta Embarcadero Partners, LLC. Please see Attachment A.

CUSIP No. 98389F309                                           Page 6 of 14 Pages



--------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of
        Above Persons

         Jean Deleage
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group               (a)
                                                                     (b) X

--------------------------------------------------------------------------------
  (3)    SEC Use Only


--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         United States
--------------------------------------------------------------------------------
                     Please see Attachment A and Footnote 1

Number Of Shares        (5)      Sole Voting Power                   17,954
Beneficially Owned
By Each Reporting       (6)      Shared Voting Power                 1,567,929
Person With                        Please see Attachment A and Footnote 2

                        (7)      Sole Dispositive Power              17,954

                        (8)      Shared Dispositive Power            1,567,929
                                   Please see Attachment A and Footnote 2

--------------------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         1,585,883         Please see Attachment A and Footnote 2
--------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         6.25%             Please see Attachment A and Footnote 2
--------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Footnote 2:  Includes  1,117,439  shares of Common  Stock and  97,766  shares of
             Convertible Exchangeable Preferred Stock (convertible into 416,023 shares of Common Stock) beneficially owned by Alta California Partners, L.P., and 24,961 shares of Common Stock, and 2,234 shares of Convertible Exchangeable Preferred Stock (convertible into 9,506 shares of Common Stock) beneficially owned by Alta Embarcadero Partners, LLC. Mr. Deleage holds Stock Options for 17,954 shares of Common Stock. Please see Attachment A.

CUSIP No. 98389F309                                           Page 7 of 14 Pages



--------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of
        Above Persons

         Garrett Gruener
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group               (a)
                                                                     (b) X

--------------------------------------------------------------------------------
  (3)    SEC Use Only


--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         United States
--------------------------------------------------------------------------------
                     Please see Attachment A and Footnote 1

Number Of Shares        (5)      Sole Voting Power                   -0-
Beneficially Owned
By Each Reporting       (6)      Shared Voting Power                 1,567,929
Person With                        Please see Attachment A and
Footnote 1
                                 (7)      Sole Dispositive Power     -0-

                        (8)      Shared Dispositive Power            1,567,929
                                   Please see Attachment A and Footnote 1

--------------------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         1,567,929         Please see Attachment A and Footnote 1
--------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         6.18%             Please see Attachment A and Footnote 1
--------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Footnote 1:  Includes  1,117,439  shares of Common  Stock and  97,766  shares of
             Convertible Exchangeable Preferred Stock (convertible into 416,023 shares of Common Stock) beneficially owned by Alta California Partners, L.P., and 24,961 shares of Common Stock, and 2,234 shares of Convertible Exchangeable Preferred Stock (convertible into 9,506 shares of Common Stock) beneficially owned by Alta Embarcadero Partners, LLC. Please see Attachment A.

CUSIP No. 98389F309                                           Page 8 of 14 Pages



--------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of
        Above Persons

         Guy Nohra
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group               (a)
                                                                     (b) X

--------------------------------------------------------------------------------
  (3)    SEC Use Only


--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         United States
--------------------------------------------------------------------------------
                     Please see Attachment A and Footnote 3

Number Of Shares        (5)      Sole Voting Power                   -0-
Beneficially Owned
By Each Reporting       (6)      Shared Voting Power                 1,533,462
Person With                         Please see Attachment A and
Footnote 3
                        (7)      Sole Dispositive Power              -0-

                        (8)      Shared Dispositive Power            1,533,462
                                   Please see Attachment A and Footnote 3

--------------------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         1,533,462                  Please see Attachment A and Footnote 3
--------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         6.04%             Please see Attachment A and Footnote 3
--------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Footnote 3:  Includes  1,117,439  shares of Common  Stock and  97,766  shares of
             Convertible Exchangeable Preferred Stock (convertible into 416,023 shares of Common Stock) beneficially owned by Alta California Partners, L.P. Please see Attachment A.

Item 1.

(a)      Name of Issuer: Xcyte Therapies, Inc. ("Issuer")

(b)      Address of Issuer's Principal Executive Offices:

                  1124 Columbia Street, Suite 130
                  Seattle, WA  98104


Item 2.

(a)      Name of Person Filing:

         Alta Partners ("AP")
         Alta California Partners, L.P. ("ACP")
         Alta California Management Partners, L.P. ("ACMP")
         Alta Embarcadero Partners, LLC ("AEP")
         Jean Deleage ("JD")
         Garrett Gruener ("GG")
         Guy Nohra ("GN")

 (b)     Address of Principal Business Office:

         One Embarcadero Center, Suite 4050
         San Francisco, CA  94111

 (c)     Citizenship/Place of Organization:


         Entities:         AP               California
                           ACP              Delaware
                           ACMP             Delaware
                           AEP              California


         Individuals:      JD               United States
                           GG               United States
                           GN               United States


(d)      Title of Class of Securities:      Common Stock

(e)      CUSIP Number:  98389F309



Item 3.  Not applicable.

Item 4       Ownership.
             Please see Attachment A

------- ------------------ ----------- ----------- ------------ -----------
                               AP         ACP         ACMP         AEP
------- ------------------ ----------- ----------- ------------ -----------
(a)     Beneficial         1,567,929   1,567,929    1,567,929   1,567,929
        Ownership
------- ------------------ ----------- ----------- ------------ -----------
(b)     Percentage of        6.18%       6.18%        6.18%       6.18%
        Class
------- ------------------ ----------- ----------- ------------ -----------
(c)     Sole Voting Power     -0-         -0-          -0-         -0-
------- ------------------ ----------- ----------- ------------ -----------
        Shared Voting      1,567,929   1,567,929    1,567,929   1,567,929
        Power
------- ------------------ ----------- ----------- ------------ -----------
        Sole Dispositive      -0-         -0-          -0-         -0-
        Power
------- ------------------ ----------- ----------- ------------ -----------
        Shared             1,567,929   1,567,929    1,567,929   1,567,929
        Dispositive Power
------- ------------------ ----------- ----------- ------------ -----------

                               JD          GG          GN
------- ------------------ ----------- ----------- ------------ -----------
(a)     Beneficial         1,585,883   1,567,929    1,533,462
        Ownership
------- ------------------ ----------- ----------- ------------ -----------
(b)     Percentage of        6.25%       6.18%        6.04%
        Class
------- ------------------ ----------- ----------- ------------ -----------
(c)     Sole Voting Power    17,954       -0-          -0-
------- ------------------ ----------- ----------- ------------ -----------
        Shared Voting      1,567,929   1,567,929    1,533,462
        Power
------- ------------------ ----------- ----------- ------------ -----------
        Sole Dispositive     17,954       -0-          -0-
        Power
------- ------------------ ----------- ----------- ------------ -----------
        Shared             1,567,929   1,567,929    1,533,462
        Dispositive Power
------- ------------------ ----------- ----------- ------------ -----------

Item 5.      Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.


Item 8.      Identification and Classification of Members of the Group

No   reporting   person  is  a  member  of  a  group  as   defined   in  Section
240.13d-1(b)(1)(ii)(H) of the Act.

Item 9.      Notice of Dissolution of Group

Not applicable.

Item 10.     Certification

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

EXHIBITS

A:       Joint Filing Statement

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February 3, 2006

ALTA PARTNERS                                ALTA CALIFORNIA PARTNERS, L.P.

                                             By:  Alta California Management
                                                     Partners, L.P.


By:      /s/ Jean Deleage                    By:    /s/ Jean Deleage
   ------------------------------------            -----------------------------
         Jean Deleage, President                   Jean Deleage, General Partner


ALTA CALIFORNIA MANAGEMENT PARTNERS, L.P.    ALTA EMBARCADERO PARTNERS, LLC



By:      /s/ Jean Deleage                    By:    /s/ Jean Deleage
   ------------------------------------            -----------------------------
         Jean Deleage, General Partner              Jean Deleage, Member


         /s/ Jean Deleage                           /s/ Guy Nohra
   ------------------------------------            -----------------------------
         Jean Deleage                               Guy Nohra


         /s/ Garrett Gruener
   ------------------------------------
        Garrett Gruener

                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING



Date:    February 3, 2006


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


ALTA PARTNERS                                ALTA CALIFORNIA PARTNERS, L.P.

                                             By:  Alta California Management
                                                     Partners, L.P.


By:      /s/ Jean Deleage                    By:    /s/ Jean Deleage
   ------------------------------------            -----------------------------
         Jean Deleage, President                   Jean Deleage, General Partner


ALTA CALIFORNIA MANAGEMENT PARTNERS, L.P.    ALTA EMBARCADERO PARTNERS, LLC



By:      /s/ Jean Deleage                    By:    /s/ Jean Deleage
   ------------------------------------            -----------------------------
         Jean Deleage, General Partner              Jean Deleage, Member


         /s/ Jean Deleage                           /s/ Guy Nohra
   ------------------------------------            -----------------------------
         Jean Deleage                               Guy Nohra


         /s/ Garrett Gruener
   ------------------------------------
        Garrett Gruener

                                  Attachment A


Alta Partners provides investment advisory services to several venture capital funds including Alta California Partners, L.P. and Alta Embarcadero Partners, LLC. Alta California Partners, L.P. beneficially owns 1,117,439 shares of Common Stock and 97,766 shares of Convertible Exchangeable Preferred Stock (convertible into 416,023 shares of Common Stock). Alta Embarcadero Partners, LLC beneficially owns 24,961 shares of Common Stock and 2,234 shares of Convertible Exchangeable Preferred Stock (convertible into 9,506 shares of Common Stock). The respective general partners and members of Alta California Partners, L.P. and Alta Embarcadero Partners, LLC exercise sole voting and investment power with respect to the shares owned by such funds.

Certain  principals  of Alta  Partners are general  partners of Alta  California
Management Partners, L.P. (which is a general partner of Alta California Partners, L.P.) and members of Alta Embarcadero Partners, LLC. As general partners and members of such entities, they may be deemed to share voting and investment power over the shares held by such funds. The principals of Alta Partners disclaim beneficial ownership of all such shares held by the foregoing funds, except to the extent of their proportionate pecuniary interests therein.

Mr. Jean Deleage, Director, is a general partner of Alta California Management Partners, L.P. (which is the general partner of Alta California Partners, L.P.) and a member of Alta Embarcadero Partners, LLC. Thus he currently shares voting and dispositive powers over the 1,117,439 shares of Common Stock and 97,766 shares of Convertible Exchangeable Preferred Stock (convertible into 416,023 shares of Common Stock) beneficially owned by Alta California Partners, L.P., and the 24,961 shares of Common Stock and 2,234 shares of Convertible Exchangeable Preferred Stock (convertible into 9,506 shares of Common Stock) beneficially owned by Alta Embarcadero Partners, LLC. He disclaims beneficial ownership of all such shares held by the foregoing funds except to the extent of his proportionate pecuniary interests therein. He holds Stock Options for 17,954 shares of Common Stock; 5,454 shares of Common Stock granted 11/15/1996 which were fully vested on 11/15/2001 and will expire on 11/15/2006, and 12,500 shares of Common Stock granted 6/17/2005, which vest 1/24th per month and will expire on 6/17/2015.

Mr. Garrett Gruener is a general partner of Alta California Management Partners, L.P. (which is the general partner of Alta California Partners, L.P.) and a member of Alta Embarcadero Partners, LLC. Thus he currently shares voting and dispositive powers over the 1,117,439 shares of Common Stock and 97,766 shares of Convertible Exchangeable Preferred Stock (convertible into 416,023 shares of Common Stock) beneficially owned by Alta California Partners, L.P., and the 24,961 shares of Common Stock and 2,234 shares of Convertible Exchangeable Preferred Stock (convertible into 9,506 shares of Common Stock) beneficially owned by Alta Embarcadero Partners, LLC. He disclaims beneficial ownership of all such shares held by the foregoing funds except to the extent of his proportionate pecuniary interests therein.

Mr. Guy Nohra is a general partner of Alta California Management Partners, L.P. (which is the general partner of Alta California Partners, L.P.). Thus he currently shares voting and dispositive powers over the 1,117,439 shares of Common Stock and 97,766 shares of Convertible Exchangeable Preferred Stock (convertible into 416,023 shares of Common Stock) beneficially owned by Alta California Partners, L.P. He disclaims beneficial ownership of all such shares held by the foregoing funds except to the extent of his proportionate pecuniary interests therein.

Alta Partners is a venture capital firm with an office in San Francisco. Alta Partners is California Corporation. Alta California Partners, L.P. is a Delaware Limited Partnership, and Alta Embarcadero Partners, LLC is a California Limited Liability Company.